

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Mark Barrocas
Chief Executive Officer
SharkNinja, Inc.
89 A Street
Needham, MA 02494

> **Re: SharkNinja, Inc.**
> **Draft Registration Statement on Form F-1**
> **Filed November 28, 2023**
> **CIK No. 0001957132**

Dear Mark Barrocas:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Howard Ellin